THE COAST DISTRIBUTION SYSTEM, INC.

350 Woodview Avenue

Morgan Hill, California 95037

(408) 782-6686

January 10, 2011

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention:    David R. Humphrey, Branch Chief

Re:	The Coast Distribution System, Inc. (File No. 1-9511)

Annual Form 10-K for Year Ended December 31, 2009, Filed March 31, 2010

Ladies and Gentlemen:

Set forth in the attachment to this letter are the detailed responses of The Coast Distribution System, Inc. to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in it its letter dated December 9, 2010 (the “Comment Letter”) relating to the Company’s 2009 Annual Report on Form 10-K (the “2009 10-K”) filed with the Commission on March 31, 2010.

We believe, and after reviewing our responses we think that the Staff will concur, that no amendments to the Company’s 2009 10-K are necessary in order to address the Staff’s comments and, to the extent necessary, can and will be addressed in future filings in the manner described in our responses.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (408) 782-6686, Ext. 2167.

Sincerely,

/s/ SANDRA A. KNELL
Sandra A. Knell, Executive Vice President & Chief Financial Officer

cc:	Margery Reich, Senior Staff Accountant

Beverly A. Singleton, Staff Accountant

RESPONSES OF THE COAST DISTRIBUTION SYSTEM, INC. (FILE NO. 1-9511)

TO THE COMMENT LETTER DATED DECEMBER 9, 2010 FROM

THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION,

RELATING TO THE ANNUAL REPORT ON FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Form 10-K (Fiscal Year Ended December 31, 2009)

Consolidated Statements of Operations, Page 31

1.	REFERENCE IS MADE TO THE LINE ITEM ENTITLED “EQUITY IN NET EARNINGS OF AFFILIATED COMPANIES.”

PEASE TELL US WHY NO DISCLOSURES ARE REQUIRED UNDER RULE 8-03(b)(3) OF REGULATION S-X. IF YOU BELIEVE THAT THE INVESTMENT IS NOT MATERIAL, PLEASE PROVIDE NUMERICAL SUPPORT FOR YOUR RESPONSE. INDICATE THE LOCATION OF ANY RELATED FOOTNOTE OR NARRATIVE DISCLOSURE IN YOUR FILING.

2.	AS A RELATED MATTER, PLEASE TELL US MORE ABOUT THIS INVESTMENT. THAT IS, DESCRIBE THE NATURE OF THE INVESTEE, QUANTIFY YOUR INTEREST IN IT (IN BOTH DOLLAR AND PERCENTAGE TERMS), INDICATE ITS CLASSIFICATION ON YOUR BALANCE SHEET AND EXPLAIN ANY CHANGES IN THE INVESTMENT IN FISCAL 2010. IN THIS REGARD, WE NOTE NO RELATED BALANCE IN THE STATEMENT OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010.

Responses:

As of December 31, 2009, the Coast Distribution System, Inc. (“Coast” or the “Company”) was an equity investor in two unconsolidated entities: CBR-Coast, a California limited partnership (“CBR”), and Accessorios Para Campers Y Autobuses, S.A. De S.V., a products distributor based in Mexico City, Mexico (“Accessorios”).

(a)	CBR. In December 1998, Coast entered into a lease for its corporate headquarters offices in a newly constructed building in Morgan Hill, California. In connection with the lease, the developer and owner of the building (which had no affiliation and had not, theretofore, engaged in any transaction with Coast) established CBR as a new California limited partnership and contributed the building to CBR. Coast acquired a 25% limited partnership interest in CBR for a purchase price of $1,250. The building’s developer is the general partner of, and retained a 75% ownership interest, in CBR. As a limited partner, Coast has no involvement in the management or operations of CBR.

Coast accounts for this investment in accordance with the equity method of accounting and records its allocable share of CBR’s income (loss) as “Equity in net earnings (losses) of affiliated companies.” After 11 years of ownership, at December 31, 2009, the carrying value of Coast’s investment in CBR, which is recorded in “Other Assets” on Coast’s December 31, 2009 balance sheet, was $58,600.

During the fourth quarter of 2010, Coast transferred its limited partnership interest in CBR to the general partner and one of its affiliates in exchange for which Coast received a release of and indemnity against any liabilities or obligations arising out of CBR’s operations. As a result, for financial reporting purposes Coast’s investment in CBR was reduced to $0 as of December 31, 2010.

(b)	Accessorios Para Campers Y Autobuses, S.A. De S.V. In the latter part of 1994, Coast acquired an 80% equity ownership interest in Accessorios which conducts its operations in Mexico. Coast paid $235,000 for that ownership interest. Notwithstanding its ownership in Accessorios, Coast has no involvement in the management or operations of Accessorios, which is locally managed and operated.

Due to the nature and relatively small size of Accessorios’ operations, Accessorios is treated for financial reporting purposes as an unconsolidated subsidiary of Coast and Coast’s investment in

Accessorios is recorded as a long-term asset which is included in “Other Assets” on Coast’s balance sheet. Coast accounts for this investment under the equity method of accounting and records 80% of Accessorios’ income or loss as “Equity in net earnings (loss) of affiliated companies.” As of December 31, 2009, the carrying value of this investment on Coast’s balance sheet was $691,000.

Rule 8-03(b)(3) of Regulation S-X requires disclosure by a registrant of the sales, gross profit, net income (loss) from continuing operations and net income of, and the income attributable to, an equity investee, only if the assets, equity and income from continuing operations of the investee constitute at least 20 percent of the registrant’s consolidated assets, consolidated equity or income from continuing operations.

As the table below indicates, Coast’s investments in CBR and Accessorios represented only 0.1% and 1.5% of Coast’s consolidated assets, respectively, at December 31, 2009. Moreover, neither CBR nor Accessorios accounted for as much as 10% of Coast’s consolidated assets, consolidated equity or income from continuing operations (before taxes). Consequently, Coast was not required to include additional financial disclosures with respect to CBR or Accessorios in Coast’s fiscal 2009 10-K.

	December 31, 2009
	CBR(1)	Accessorios(2)	Coast Consolidated		CBR/ Coast (%)		Accessorios/ Coast (%)
	(Dollars in thousands)
Equity Investments	$59	$691	$45,472	(3)	0.1	%(4)	1.5	%(4)
Assets	$2,929	$1,148	$45,472		6.4%		2.3%
Equity	$816	$896	$29,632		2.8%		3.0%
Income from continuing operations	$182	$213	$3,025	(5)	6.0	%(5)	7.1	%(5)

(1)	Amounts shown are totals for CBR and have not been adjusted to take account of the 75% equity interest in CBR owned by equity holders other than Coast.
(2)	Amounts shown are totals for Accessorios and have not been adjusted to take account of the 20% equity interest in Accessorios owned by equity holders other than Coast.
(3)	Coast’s consolidated assets.
(4)	As a percentage of Coast’s consolidated assets.
(5)	The average of Coast’s income from continuing operations (before taxes) for the five years ended December 31, 2009 was $3,025,000 (hereinafter, Coast’s “Average Annual Income”). By comparison, Coast’s income from continuing operations (before taxes) for the fiscal year ended December 31, 2009 was $204,000, which was more than 10% lower than its Average Annual Income for the five years ended December 31, 2009. In accordance with the computational notes to paragraph (w) of Rule 1-02 of Regulation S-X, we used Coast’s Average Annual Income, in the amount of $3,025,000, for these determinations. The following table sets forth the computation of Coast’s Annual Average Income for the five years ended December 31, 2009.

Year Ended	Coast’s Income from Continuing Operations
	(In thousands)
December 31, 2005 (actual)	$6,489
December 31, 2006 (actual)	4,831
December 31, 2007 (actual)	575
December 31, 2008	N/A	(1)
December 31, 2009 (actual)	204

Total	$12,099

Average Annual Income	$3,025

(1)	Coast incurred a pre-tax loss in fiscal 2008 which, in accordance with the computational notes cited above, was excluded from the determination of Coast’s Average Annual Income for the five years ended December 31, 2009.

Schedule II, Page 46

3.	WE NOTE THE ACTIVITY OF ADDITIONS AND DELETIONS IN THE RESERVE BALANCES FOR DOUBTFUL ACCOUNTS, INVENTORY OBSOLESCENCE AND DEFERRED TAX ASSETS. IN FUTURE FILINGS, PLEASE PROVIDE A BRIEF NARRATIVE DISCUSSION FOR THE SIGNIFICANT CHANGES. IN THIS REGARD, FOR EXAMPLE, FOR THE YEAR ENDED DECEMBER 31, 2009, PROVIDE A BRIEF NARRATIVE DISCUSSION AS TO WHY THE RESERVE BALANCES WERE DECREASED FOR DOUBTFUL ACCOUNTS AND INVENTORY OBSOLESCENCE. IN ADDITION, DISCUSS WHY THE DEFERRED TAX ASSET VALUATION ALLOWANCE WAS SIMULTANEOUSLY INCREASED IN THE YEAR ENDED DECEMBER 31, 2008. ALSO, SINCE EACH OF THESE THREE RESERVE ACCOUNTS ARE INCLUDED IN YOUR MD&A — CRITICAL ACCOUNTING POLICIES, YOU MAY CHOOSE TO PROVIDE THE NARRATIVE DISCUSSION AS TO REASONS FOR THE CHANGE IN MD&A.

Response:

Changes in the Reserves for Doubtful Accounts and Inventory Obsolescence. In the year ended December 31, 2009, we were able to reduce (i) the reserve for doubtful accounts due to decreases in both the total amount of outstanding accounts receivables and in accounts with past due balances or collection issues; and (ii) the reserve for inventory obsolescence due primarily to a $7.4 million decrease in gross inventory from $31.6 million at December 31, 2008 to $24.2 million at December 31, 2009.

While we did disclose in MD&A the factors that affect the determination of the reserves for doubtful accounts and inventory obsolescence (on page 19 of our 2009 10-K), and the amount of the decrease in inventories (on page 24 of our 2009 10-K), as requested we will in future filings include a brief narrative discussion of any material changes that may have occurred in such reserves.

Increase in the Deferred Tax Asset Valuation Allowance. The following disclosure, with respect to the change in our deferred tax asset in 2008, was contained at page 20 (in the MD&A section) of our Form 10-K for the fiscal year ended December 31, 2008:

“During 2008 we became eligible for a targeted jobs tax credit that had the effect of significantly increasing the amount of our deferred tax asset. Due primarily to that increase in tax benefits, however, we determined that as of December 31, 2008 it was no longer more likely than not that we would be able to fully utilize our deferred tax asset. Accordingly, at December 31, 2008 we established a valuation allowance primarily related to a targeted jobs tax credit to reduce the deferred tax asset on our balance sheet to approximately $3.0 million.”

Since the change in the valuation allowance for deferred tax assets in 2009 was not material in amount, and we had disclosed the 2008 change in that allowance in our 2008 10-K, we did not repeat that disclosure in our 2009 10-K. If and to the extent required or appropriate, in future filings we will include a narrative discussion in MD&A of any material change that may have occurred in the valuation allowance, not only for the year being reported on, but also for the immediately preceding fiscal year.

Acknowledgements

We also acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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